

Trinity Mirror plc

2 November 2006

SUPPL

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

11/17

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales



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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification from Deutsche Bank that they no longer have a notifiable interest in Ordinary Shares of Trinity Mirror plc.

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Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571

The RNS number for the announcement is 4580L.

Announcement 4580L will now appear in your Status List.

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FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

To	Paul Vickers Trinity Mirror Plc
Fax No.	020 7293 3373
From	James Gibson
Date	01 November 2006

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7547 3130
Direct Fax: 020 7547 3836

Total pages 2 **(including this header)**
If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

J. Gibson

James Gibson
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2006\Trinity Mirrorfx.doc

Authorised by: (1) ____________________ (2) ____________________

Cost Centre 0840930010 Expenses A/C

Deutsche Bank

Central Compliance

BY FAX AND POST

01 November 2006

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 (0) 20 7545 8000

Direct Line: 020 7547 5861
Direct Fax: 020 7547 3836

Paul Vickers
Trinity Mirror Plc
One Canada Square
Canary Wharf
London
E14 5AP

Dear Sir/Madam

293,110,992

Disclosure of interests in shares

Further to our letter of 21 September 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 293,110,827 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Trinity Mirror Plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Andrew Anderson, David Lindsay, James Gibson or Sabrina Samuel in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

p:\significant shareholdings\uk proprietary\2006\trinity mirror 2006-11-01 letter.doc JG